August 31, 2011

Mr. Michael R. Clampitt

Senior Counsel

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Macon Financial Corp.
Registration Statement on Form S-1/A
Filed July 29, 2011
File No. 333-174826

Dear Mr. Clampitt:

On behalf of Macon Financial Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed by the Company on July 29, 2011.

The Amended Registration Statement, which includes the Company’s financial statements as of and for the six-month period ending June 30, 2011, is filed in response to the staff’s comment letter dated August 5, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and, where applicable, have indicated where the Registration Statement has been revised in response to the comments.

Management’s Discussion and Analysis, page 42

Critical Accounting Policies, page 47

Impaired Loans, page 48

1.	We note your revisions in response to comment 15 of our letter dated July 6, 2011. On page 48, we note your disclosure stating you discount certain appraisals for anticipated holding costs. Please elaborate on the anticipated holding cost discounts and how you determine them. Please tell us if you apply these discounts uniformly on all collateral-dependent impaired loans or if there is a more subjective methodology that you follow. Please tell us the range, by percentage, of the anticipated holding cost discounts that you have applied to your collateral dependent loans as of your most recent period presented.

Mr. Michael R. Clampitt

August 31, 2011

Response: Additional narrative has been added to this section in response to this comment.

Balance Sheet Analysis: March 31, 2011 compared to December 31, 2010, page 49

Non-performing Assets, page 52

2.	We note your revised disclosures for loans modified but not considered TDRs and the fact that the information included in your tabular presentation on page 54 is from January 1, 2008 through December 31, 2010 and March 31, 2011. We further note your response to comment 11 of our letter dated July 6, 2011 stating, “[p]rior to January 1, 2008, very few loan modifications were made other than for competitive reasons in order to retain the borrower’s business following a change in market interest rates.” Please tell us the nature of the loan modifications made prior to January 1, 2008, that were made other than for competitive reasons and explain to us why these loans were excluded from your tabular presentations. Please quantify all loan modifications made prior to January 1, 2008 that are still outstanding and revise your tabular presentation on page 54 to include these loans.

Response: The Amended Registration Statement provides disclosure of total outstanding loan modifications that meet the definition of troubled debt restructurings (“TDRs”) as at June 30, 2011, and December 31, 2010, 2009, 2008, 2007 and 2006. In response to this comment, Macon Bank (the “Bank”) has completed a review of its loan files in order that it may provide disclosure of total outstanding loan modifications that do not meet the definition of a TDR (“non-TDR loan modifications”) as at June 30, 2011, and December 31, 2010, 2009, 2008, 2007 and 2006.

Loan modifications made by the Bank fall into three categories: (i) TDRs—which the Bank records and reports internally, to its banking regulators and in its audited financial statements; (ii) loan modifications made in exchange for a material credit enhancement, such as an additional guarantee, additional collateral or a principal curtailment; and (iii) in the normal course of business, in order to retain the business of a borrower (who does not have a defined financial difficulty), the Bank may agree to requests to modify the interest rate, the amortization period, the floor rate, or to convert performing loans from a fixed interest rate to a variable interest rate, or vice versa.

Non-TDR loan modification information is not reported to the banking regulators, is not included in the audited financial statements of the Bank’s holding company, Macon Bancorp, and neither the Bank nor Macon Bancorp have historically recorded non-TDR loan modifications. The phrase “loan modification” does not have a uniform meaning within the banking industry. For example, practice varies among financial institutions as to whether to record the refinancing of performing loans as a “refinance” or “loan

Mr. Michael R. Clampitt

August 31, 2011

modification.” As indicated above, the Bank records the refinancing of performing loans as “loan modifications.” Since 2007, in response to the decline in The Wall Street Journal Prime Rate from its recent high of 8.25%, the Bank has refinanced a significant amount of performing loans, as borrowers sought to lower interest rates and floors. Of the Bank’s total non-TDR loan modifications, $154.8 million, or 88.9%, were classified current as of June 30, 2011, and $152.7 million, or 89.0%, were classified current as of December 31, 2010. These figures are consistent with the Bank’s total loan portfolio, of which $602.5 million, or 90.7%, were classified current as of June 30, 2011, and $649.5 million, or 90.5%, were classified current as of December 31, 2010. The Bank does not, and has not had in the past, any specific programs for modifying loans. In addition, the Bank does not have any factors or triggers that they review to identify loans for modification.

For the above reasons, the following tabular information concerning non-TDR loan modifications is not disclosure information in accordance with accounting principles generally accepted in the United States (“GAAP”), and is not otherwise reconcilable to GAAP. The Company considers that disclosure of this non-GAAP information in the Amended Registration Statement would be materially misleading.

(Dollars in thousands)	June 30, 2011		December 31, 2010		December 31, 2009		December 31, 2008		December 31, 2007		December 31, 2006
	Total	Percent	Total	Percent	Total	Percent	Total	Percent	Total	Percent	Total	Percent
Real estate loans:
One- to four-family residential	$45,271	26.0%	$43,783	25.5%	$29,281	21.5%	$13,989	19.9%	$5,265	18.7%	$1,081	6.6%
Commercial	61,692	35.4%	62,193	36.2%	56,646	41.6%	35,835	51.0%	18,315	65.2%	12,372	76.0%
Home equity loans and lines of credit	13,246	7.6%	13,324	7.8%	11,207	8.2%	4,031	5.7%	1,552	5.5%	653	4.0%
One- to four-family residential construction	4,193	2.4%	3,842	2.2%	4,047	3.0%	3,400	4.8%	630	2.2%	630	3.9%
Other construction and land	47,137	27.1%	45,830	26.7%	32,611	23.9%	10,756	15.3%	1,516	5.4%	1,013	6.2%
Commercial business	2,340	1.3%	2,425	1.4%	2,159	1.6%	2,175	3.1%	666	2.4%	535	3.3%
Consumer	236	0.1%	240	0.1%	284	0.2%	142	0.2%	144	0.5%	—	0.0%

Total modified loans, not classified as TDRs	$174,115	100.0%	$171,637	100.0%	$136,235	100.0%	$70,328	100.0%	$28,088	100.0%	$16,284	100.0%

Short-term/long-term modifications
Total short-term modifications	36,026	20.7%	36,469	21.2%	27,244	20.0%	17,476	24.8%	3,096	11.0%	1,671	10.3%
Total long-term modifications	138,089	79.3%	135,168	78.8%	108,991	80.0%	52,852	75.2%	24,992	89.0%	14,613	89.7%

Total other modified loans (not TDRs)	$174,115	100.0%	$171,637	100.0%	$136,235	100.0%	$70,328	100.0%	$28,088	100.0%	$16,284	100.0%

Modification type
Interest rate only	97,950	56.3%	95,870	55.9%	78,831	57.9%	41,433	58.9%	16,792	59.8%	11,557	71.0%
Term only	39,144	22.5%	39,481	23.0%	26,519	19.5%	15,456	22.0%	6,967	24.8%	2,488	15.3%
Term and interest rate	37,021	21.3%	36,286	21.1%	30,885	22.7%	13,439	19.1%	4,329	15.4%	2,239	13.7%

Total other modified loans (not TDRs)	$174,115	100.0%	$171,637	100.0%	$136,235	100.0%	$70,328	100.0%	$28,088	100.0%	$16,284	100.0%

3.	We note your disclosure in your risk factors on page 18 stating that you appointed a new chief credit officer in February of 2011 and his appointment “may result in changes to our loan loss methodology and increases in our provisions for loan losses.” Please tell us and clarify in your document the impact the chief credit officer’s appointment had on your financial statements and policies.

Response: The chief credit officer has a significant role in establishing the Bank’s loan loss methodology and provision for loan losses. As disclosed in the risk factor, a new chief credit officer was appointed in February, 2011. The risk factor sought to identify the risk that the newly-appointed chief credit officer might consider it necessary to change the Bank’s methodology for loan losses and provisions, which in turn could result in increases to the provision for loan losses. The chief credit officer has now completed six full months with the Bank, and during this time there has been no material change to the loan loss methodology and provision for loan losses. Accordingly, this portion of the risk factor has been removed as no longer relevant.

4.

We further note in your risk factors on page 18 that an independent third party recently reviewed a significant portion of your loans and completed its review in January of 2011. Please tell us the significant findings of the third party report and how the findings

Mr. Michael R. Clampitt

August 31, 2011

impacted your financial statements as of December 31, 2010, March 31, 2011 and June 30, 2011. Please clarify to us whether the third party review included the appraisal of the 78 collateral dependent loans, as discussed in your response to our prior comment 12.

Response: The Bank regularly engages independent third party consultants to review its loan portfolio and consider its lending and credit practices, and the categorization of its loans. The report referenced in the risk factor on page 18 was prepared for the selling agent, Raymond James, as part of its due diligence, and also in contemplation of alternative strategies for the disposal of non-performing assets, to be facilitated by Raymond James. As a result of the Bank’s success during the first and second quarters of 2011, in liquidating its real estate owned, the Bank is no longer pursuing alternative strategies.

The third party consultants also performed a “stress test” on the Bank, estimating the potential credit losses (“PCLs”) that the Bank may have over the next two year period. The PCLs were calculated using financial modeling based on various forward-looking methodologies and statements about the portfolio. The PCLs were calculated using a different methodology from the methodology used within the banking industry for setting reserves, are non-GAAP measurements and are not reconcilable to GAAP. The third party consultants did not consider the adequacy of the Bank’s allowance for loan losses. For these reasons, the findings of the report were not considered in the preparation and review of the financial statements. The report, which was completed in February, 2011, indicates that following the offering, the Bank will be considered “well-capitalized” even under the most severe stress test scenario.

The independent consultants are not real estate appraisers, and did not appraise any collateral in connection with the preparation of their report.

The risk factor has been revised so as to remove the reference to the independent third party review because reference to the report is not meaningful. Other risk factors address the risk of prolonged economic stress causing the Company’s allowance for loan losses to be insufficient.

5.	As a related matter, we continue to review your responses to multiple comments from our July 6, 2011 letter as they pertain to your allowance for loan loss balances. We reserve the right to issue follow-up comments upon review of your financial statements as of June 30, 2011.

Response: Noted.

Balance Sheet Analysis: December 31, 2010 and December 31, 2009, page 64

Mr. Michael R. Clampitt

August 31, 2011

Allowance for Loan Losses, page 71

6.	We note your revisions on page 72 in response to comment 18 of our letter dated July 6, 2011. Specifically, we note your disclosure stating that your March 31, 2011 coverage ratio increased to 28.52% from 22.75% at December 31, 2010 as a result of increased net charge-offs. Please explain to us and revise your document as necessary to disclose how increased charge-offs during the quarter ending March 31, 2011 resulted in an increased coverage ratio as of March 31, 2011.

Response: Disclosure of the coverage ratio at June 30, 2011, has been moved to page 53, as part of the section analyzing the balance sheet at June 30, 2011. The replacement disclosure describes in more detail the reasons for the increase in the coverage ratio since December 31, 2010.

Financial Statements, page F-3

7.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Response: Noted.

Part II

Exhibit 8.1

8.	You can limit reliance on your opinion with respect to purpose, but not person. Please revise.

Response: The opinion has been revised in response to this comment.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact me at 336-271-3123 or Iain MacSween at 336-271-3192.

Sincerely,

/s/ Robert A. Singer

Mr. Michael R. Clampitt

August 31, 2011

Robert A. Singer

/fhs

Enclosure

cc:	Roger D. Plemens, President and Chief Executive Officer, Macon Financial Corp.